Exhibit 99.1

HUSKY ENERGY ANNOUNCES THIRD QUARTER RESULTS,

INCREASES CAPITAL SPENDING FOR NEAR TERM GROWTH

Calgary, Alberta (November 4, 2010) – In announcing the release of the third quarter results, Husky Energy Inc. (TSX:HSE) increased 2010 capital spending to $4 billion. The increase will progress the Company’s strategic initiatives and advance the development of its extensive upstream portfolio, including acquisitions. “We will continue disciplined, step-wise development of our assets as we focus on near-term production growth while advancing our rich and diverse portfolio of mid to long-term value generating assets,” said CEO Asim Ghosh.

In Western Canada, the Company expects the previously announced Foothills asset acquisition to close in the fourth quarter and has added incremental production from successful oil resource drilling in Saskatchewan. The Company received regulatory approval for a SAGD thermal pilot at its Rush Lake heavy oil property in Lloydminster. In Eastern Canada, Husky successfully completed a second production well at the North Amethyst field and received regulatory approval for a two-well pilot project to target the West White Rose reservoir.

A summary of third quarter results, together with recent key highlights, follows:

•	2010 capital spending guidance, including acquisitions, increased to $4 billion from $3.1 billion. Capital expenditures were $986 million in the quarter

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Cash flow from operations of $811 million and net earnings of $257 million for the quarter were impacted by the Enbridge Line 6A/6B shutdowns (estimated at $36 million), the maintenance turnaround at the Lloydminster Upgrader, and lower trading margins in Midstream

•	Total production before royalties averaged 288,700 boe/day for the quarter, compared to 276,200 boe/day in 2009

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The previously announced Foothills Natural Gas asset acquisition adding 10.8 mboe/day of production and 37 mmboe of proved reserves is expected to close in the fourth quarter, subject to final closing and regulatory approvals

•	Offshore Canada’s East Coast,

•	Completed a second production well at the North Amethyst field

•	Regulatory approval for a two-well pilot project to target the West White Rose reservoir was received

•	Completed a 2-D seismic acquisition survey in the Sydney Basin and offshore Labrador

•	Received regulatory approval for the Rush Lake heavy oil thermal project

•	Successfully drilled the first development well on the Liwan 3-1 field and continued appraisal of the Liuhua 29-1 field

•	The Sunrise Energy Project Phase One remains on track for full project sanction in late 2010. Tenders for major engineering and construction contracts were received and are being evaluated

FINANCIAL AND OPERATIONAL HIGHLIGHTS:

	Three Months Ended			Nine Months Ended
(Cdn $ millions)	Sept 30 2010	June 30 2010	Sept 30 2009	Sept 30 2010	Sept 30 2009
1) Daily Production, before royalties
Crude Oil and NGL’s (mbbls/d)	204	200	187	204	221
Natural Gas (mmcf/d)	506	504	535	511	546
Equivalent Production (mboe/d)	289	284	276	289	312
2) Refinery and Upgrader Throughput (mbbls/d)	250	327	303	306	307
3) Cash Flow from Operations	811	806	452	2,512	1,850
Per Common Share ($/share)	0.96	0.95	0.53	2.96	2.18
4) Net Earnings	257	266	338	868	1,096
Per Common Share ($/share)	0.30	0.31	0.40	1.02	1.29
5) Adjusted Net Earnings	260	265	325	893	1,141
Per Common Share ($/share)	0.31	0.31	0.38	1.05	1.34
6) Capital Investment, excluding dispositions	986	638	517	2,358	1,747
7) Dividend
Per Common Share ($/share)	$0.30	$0.30	$0.30	$0.90	$0.90

As a result of the ongoing review of our business priorities and the outlook for the remainder of the year, Husky has adjusted its 2010 budgeted capital spending to $4 billion. The majority of the additional capital has been allocated to the development of existing assets in the upstream portfolio and acquisitions that provide near-term production and upside potential.

Production is in accordance with the production guidance. In the third quarter, total production averaged 288,700 boe/day compared with 276,200 boe/day in the third quarter of 2009 and 283,900 boe/day in the second quarter of 2010. Total production for the quarter was impacted by a planned maintenance turnaround at Terra Nova.

Cash flow from operations increased from the same period last year primarily due to higher Upstream production, higher realized light crude oil and natural gas prices and lower cash taxes paid. Net earnings decreased from the same period last year due to the maintenance turnaround at the Lloydminster Upgrader, lower trading margins in infrastructure & marketing and higher depletion in Southeast Asia. U.S. downstream results remain weak due to the continuation of weak realized refining margins and the impact of the Enbridge Line 6A/6B shutdowns.

“We continue to exercise discipline in all aspects of our capital and operating expenditures,” said Alister Cowan, CFO. “We will prudently manage our financial position in support of value creation initiatives and acquisition opportunities. Our debt to capital of 22% and debt to cash flow of 1.3 times are below the targeted ranges.”

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KEY AREA SUMMARY AND GROWTH UPDATE

Upstream

•	Western Canada – Unconventional and Conventional

As part of our heightened focus on growing near term production, the Company has accelerated exploration and development drilling of its natural gas liquids-rich assets in the Ansell area. In the third quarter, four Cardium development wells were drilled and six exploration wells were spud to test the deeper multi-zone potential. Drilling and completion operations are expected to continue for the remainder of 2010 and into 2011. Husky is progressing development drilling in the Bivouac and Galloway areas with an additional three Bivouac and five Galloway wells to be completed by the end of 2010 with production expected in the second quarter of 2011.

The Company continues to build its portfolio of gas resource plays and acquired additional land in the Ansell area of the Alberta deep basin, and the Bivouac area of northeast British Columbia.

Oil resource play evaluation and testing activity continued in Western Canada. In the third quarter, three Viking wells were placed on production in Southwest Saskatchewan. Eight Viking horizontal wells were drilled at Redwater, Alberta, and an additional seven wells are planned for the remainder of the year.

Husky participated in a well in the Grizzly Valley of the British Columbia foothills which successfully tested at a rate of 33 mmcf per day and tie-in of the well is expected to be completed in early 2011.

Husky has extensive experience with Alkaline Surfactant Polymer (“ASP”) technology to enhance oil recovery. The Company continues with active projects in Southern Alberta and Saskatchewan and future floods under development include Fosterton and Bone Creek, Saskatchewan. Total production from ASP projects reached 3,100 barrels per day in the quarter.

•	Heavy Oil

Husky is amongst the industry leaders in heavy oil production. Over the last two years, the Company has pioneered the drilling of horizontal wells to access heavy oil in thinner reservoirs. During the third quarter, 28 horizontal wells were drilled and in 2010 over 100 wells are expected to be drilled.

Construction of the Pikes Peak South project was approximately 37% complete at the end of the third quarter. This project is progressing on schedule, with production expected to commence in the second quarter of 2012.

•	Oil Sands

Husky continued to advance the Sunrise Energy Project as tenders for major engineering and construction contracts were received and are currently being evaluated. Husky signed a transportation agreement for Sunrise production and an agreement for the transportation of diluent to the Sunrise oilsands site.

The Sunrise Energy Project Phase 1 is planned for sanction in late 2010 and first oil is expected in 2014.

At the Tucker Oil Sands Project, three newly designed well pairs commenced production.

Regulatory approval was received for a thermal recovery pilot project at the McMullen oil sands lease.

•	Eastern Canada

The Company continued to ramp up production at the North Amethyst satellite oil field through the third quarter with the completion of a second producing well. Production from the North Amethyst satellite field averaged 13,200 barrels per day during the quarter. The second production well is expected to produce at approximately 20,000 barrels per day gross once the second water injector is

3	HUSKY ENERGY INC. – 2010 THIRD QUARTER RESULTS

completed. A total of eleven wells are currently planned for North Amethyst and drilling of the additional wells will continue through to 2013.

In the third quarter, Husky received regulatory approval for a two-well pilot project to target the West White Rose reservoir. These wells will be drilled from existing infrastructure at the White Rose field and will provide additional information on the reservoir. This information will be used to refine the development plan for the full West White Rose field. Drilling of the first West White Rose well is underway and first production from the pilot wells is expected in mid 2011.

Husky completed 2-D seismic acquisition surveys offshore Eastern Canada in the Sydney Basin and offshore Labrador. The data will be evaluated and will help define the exploration potential for the region.

•	South East Asia

In the third quarter, Husky completed the drilling of an exploration well on the Liuhua 34-3 prospect which encountered natural gas. The well was suspended pending further evaluation of the size and suitability to develop this new discovery as part of the overall Block 29/26 deepwater gas development project.

Additionally, the Liwan 3-1-10 well was drilled and cased as the first development on the Liwan 3-1 field. This well will be completed at a later date and used as a future producing well for the field.

Husky drilled a second appraisal well on the Liuhua 29-1 field towards the end of the third quarter. The well encountered approximately 60 meters of gas pay and the results demonstrate an extension of the Liuhua 29-1 field to the north.

Husky plans to develop the Liwan 3-1 and Liuhua 34-2 fields in parallel, with first gas production targeted in late 2013. The Company is currently tendering subsea equipment and installation work packages in concert with the submission of the plan of development for the Liwan 3-1 field. The Liuhua 34-2 field will be tied into the planned offshore infrastructure associated with the Liwan 3-1 project.

The plan of development for the Liuhua 29-1 field, the Company’s third significant deepwater gas discovery, is targeted for submission in late 2011 upon completion of the evaluation work.

Husky received approval from the Government of Indonesia for an extension to the existing Madura Strait Production Sharing Contract (PSC). The Madura Strait PSC includes the Madura BD and MDA gas fields.

Downstream

In the third quarter, Husky’s total U.S. and Canadian refinery and upgrader throughput was 249,700 bbls/day compared with 303,300 bbls/day in the same period of 2009. Throughput levels were impacted by the maintenance turnaround at the Lloydminster Upgrader and the Enbridge Line 6A/6B shutdowns.

The Lloydminster Upgrader maintenance turnaround was successfully completed on October 22, 2010. The Lima Refinery is in the process of a turnaround which commenced on October 15 and is expected to be completed on November 20, 2010.

CORPORATE DEVELOPMENTS

Quarterly dividend of $0.30 cents per share declared

Husky’s Board of Directors has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ending September 30, 2010. The dividend will be payable on January 4, 2011 to shareholders of record at the close of business on November 29, 2010.

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Additional Credit Facility

The Company has closed an additional $1.5 billion, four year committed revolving credit facility underwritten by a syndicate of banks. This additional credit facility enhances the Company’s liquidity bringing total committed credit lines to $3.1 billion.

Husky Energy is an integrated energy company headquartered in Calgary, Alberta, Canada. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. For more information about Husky Energy Inc. please visit our web site at www.huskyenergy.com.

LEGAL NOTICE – FORWARD LOOKING INFORMATION

Certain statements in this document are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, the forward-looking statements in this news release relate to, without limitation: Husky’s general strategic plans, including plans for acquisitions and development of assets, and 2010 capital expenditure program, anticipated timing and results of closing the Foothills asset acquisition, anticipated timing of production and planned drilling schedule in Western Canada; enhanced oil recovery initiatives; anticipated timing of production at Pikes Peak; North Amethyst production plans, anticipated production levels, and planned drilling and exploration schedule; the expected operating environment in the crude oil segment; development and production plans for the Liwan project; anticipated results of exploration at the Liuhua field; Sunrise and Tucker development and production plans; and scheduled maintenance at the Lima refinery. Although Husky believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. Husky’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Husky uses the term barrels of oil equivalent (boe) which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the well head.

All currency is expressed in Canadian dollars unless otherwise noted.

Husky Energy Inc. will host a conference call for analysts and investors on November 4, 2010, at 12 p.m. (Eastern Time) to discuss Husky’s third quarter results. To participate please dial 1-800-319-4610 beginning at 11:50 a.m. (Eastern Time).

Asim Ghosh, CEO, Alister Cowan, CFO, Rob Peabody, COO and Terrance Kutryk, VP, Midstream & Refined Products will be participating in the call.

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A live audio webcast of the conference call will be available, for approximately 90 days, via Husky's website, www.huskyenergy.com, under Investor Relations.

Media are invited to listen to the conference call.

•	Dial 1-800-597-1419 at 11:50 a.m. (Eastern Time).

A recording of the call will be posted at approximately 1:30 p.m. (Eastern Time).

•	Dial 1-800-319-6413 (dial reservation # 2658).

The Postview will be available until Monday, December 6, 2010.

For further information, please contact:

Investor Inquiries: Sharon Murphy General Manager Corporate Communications and Investor Relations Husky Energy Inc. 403-298-6096 Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-7088

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